PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

November 27, 2002

TSX Venture Exchange:  PCF

PRESS RELEASE

PACIFIC HARBOUR ANNOUNCES THE GRANTING OF STOCK OPTIONS

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce the granting of stock options to a maximum number of 829,028 shares at an exercise price of $0.24 per share.  The term of the options will be determined at a later date.  The options are to be granted to directors and executive officers of the Company.

The stock options will be granted under the new stock option plan which received shareholder approval at the Company's Annual General Meeting held on September 19, 2002 and has received TSX-VE approval.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.